EX-2.2

                                   AGREEMENT

                            MORPAK SYSTEMS TECHNOLOGY

                                   Agreement

This agreement is entered into this day January 9, 2003 by and between Morpak Systems Technology and VentureNet Capital Group, Inc.
(VNTN).

                                    Recitals

Morpak Systems Technology (MST) owns formulas, trade secrets and a patent number 6,000,848 for fluid packages with closure.

VentureNet Capital Group, Inc. (VNTN) is a public company currently on the pink sheets and actively seeks to acquire Morpak Systems
Technology and Morpak Systems Technology agrees to be acquired on the following terms and conditions:

1. VNTN will own 70% of MST, as result of the acquisition VNTN will raise a sufficient working capital to support MST's infrastructure such as- Extrusion & Lamination, Injection
Molding and Hardware Division for form, fill and seal packagers defined as Morpak Systems packaging apparatuses.

2. Moreover, VNTN will pay as an acquisition price 3.5% of the current issued and outstanding shares of VNTN stock. Said 3.5% would amount 1,820,000 shares. This amount will not increase when VNTN authorizes or issues additional shares.

3. The patent number 6,000,846 will be assigned to VNTN and MST. VNTN and MST will then become owners of the patent. Once MST is operating royalties in the amount of two cents per unit ($0.02) will be versed to the inventor on the monthly basis. These royalties will be built in the cost of the packaging materials and passed along to distributors.

4. VNTN and MST will appoint Mr. Ben Driss as President and COO of MST. A salary plus bonus and expenses will be paid on the monthly basis (see proposed employment contract).

5. After the total funding of MST by VNTN has been honored, VNTN and MST will have complete control and discretion over the use and licensing of Morpak Systems Technology.

The parties agree that this contract is a personal executory contract and cannot be assigned to any creditor of either party.

All parties signing this agreement have full power and authority to enter into this contract and to perform all obligations there under.

This contract becomes effective and binding on all parties upon signing.

VentureNet Capital Group, Inc.                     Morpak Systems Technology



By: /s/  Michael N. Brette                         /s/  Ben Driss
Michael N. Brette, President                       Ben Driss, President